

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Joth Ricci
Chief Executive Officer and President
Dutch Bros Inc.
110 SW 4th Street
Grants Pass, Oregon 97526

      Re: Dutch Bros Inc.
           Draft Registration Statement on Form S-1
           Submitted June 11, 2021
           CIK No. 0001866581

Dear Mr. Ricci:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 11, 2021

About this Prospectus
Certain Definitions, page 1

1.   Please clarify whether the definition of "Continuing Members" refers to any individuals or entities other than the Co-Founder, the Sponsor, and their respective affiliates.

Prospectus Summary, page 4

2.   Please disclose the measure by which Dutch Bros is one of the fastest-growing multi-unit beverage brands (ex: net sales, number of stores, etc.) and how you define "multi-unit beverage brands."

Joth Ricci
Dutch Bros Inc.
July 9, 2021
Page 2

Our Sponsor, page 18

3. Please disaggregate and disclose the percent of the voting power held by the Sponsor upon completion of the offering. Please include comparable disclosure on the cover of your prospectus.

Risk Factors
Our amended and restated certificate of incorporation that will be in effect at the closing of this offering..., page 66

4. Please revise this risk factor to include a discussion of the material risks related to your exclusive forum provision, including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, please disclose that there is uncertainty as to weather a court would enforce such provision as it applies to claims under the Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Organizational Structure
Organizational Structure Following this Offering and the Reorganization Transactions, page 72

5. Please revise the organizational chart to reflect the percent of the voting power and the economic interest held by each of the parties in both Dutch Bros Inc. and Dutch Bros OpCo. Please also ensure that the image is large enough so all text is legible.

Dividend Policy, page 79

6. You disclose that "the other holders of Class A common units" will also be entitled to receive the respective equivalent pro rata distributions if Dutch Bros OpCo makes a distribution to Dutch Bros Inc. Here and in the offering summary, please clarify that these other holders are the Co-Founder and the Sponsor. In addition, please disclose the $200 million cash distribution that Dutch Bros OpCo made to Pre-IPO OpCo Unitholders in May 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company-operated Shop Segment Performance, page 102

7. In your comparative analysis of Beverage, Food and Packaging Costs and Occupancy and Other Costs you cite multiple reasons that contributed to the year over year changes. Please quantify the change for each of the items noted. Refer to Item 303(b) of Regulation S-K.

Selling, General and Administrative, page 104

8.   We note your disclosure on page 113 that net income decreased from $21.2 million in 2018 to $5.7 million in 2020, primarily as a result of non-cash equity-related expenses you began recording in 2019. Please disclose here whether you anticipate similar or increased equity-based compensation charges in the future periods, given the Profits Interest Units with performance-based vesting will vest upon the completion of the offering and that there was $71 million in unrecognized compensation expense related to unvested time-vesting Profits Interest Units as of December 31, 2020.

Operations
Sourcing and Supply Chain, page 132

9.   We note your disclosure on page 37 that you rely on one supplier, Portland Bottling Co., to manufacture and bottle your Blue Rebel energy drinks, which appears to account for the largest portion of your product mix. Please tell us whether you have any agreements with this supplier, and if so, please include a description of the material terms of such agreements in this section and file the agreements as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Composition of Our Board of Directors, page 139

10.   Please disclose the terms of the Stockholders Agreement that grant the Sponsor the right to nominate certain individuals to your board of directors. Please include comparable disclosure in your offering summary as well.

Description of Capital Stock, page 162

11.   Please include a discussion of the redemption and exchange features of the Class B and Class C common stock in this section, as such features appear to function like a conversion of Class B and Class C common stock into Class A common stock. Please also revise your risk factors, in an appropriate place, to discuss the economic dilution to Class A common stockholders that would occur upon the redemption or exchange of Class B and Class C common stock for Class A common stock.

Consolidated Financial Statements of Dutch Mafia, LLC
(14) Segment Information, page F-25

12.   You define segment EBITDA as GAAP earnings before interest, taxes, depreciation and amortization. Please tell us why you are excluding selling, general and administrative expenses from this measure.

Exhibits

13.   Please revise your exhibit index to include the Registration Rights Agreement, the Stockholders Agreement, the Tax Receivable Agreements, the Dutch Bros OpCo Third

Amended and Restated Limited Liability Company Agreement, the 2021 Equity Incentive Plan, and the 2021 Employee Stock Purchase Plan. In addition, we note that you commissioned a publication by Quantitative Analysis and cite that publication in your filing. Please file a consent from Quantitative Analysis as an exhibit to the registration statement in accordance with Rule 436, or tell us why you do not believe you are required to do so.

You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan Hambelton, Esq.